Exhibit 18.1

July 09, 2020

India Globalization Capital, Inc.

10224 Falls Road, Potomac,

Maryland - 20854

Ladies and Gentlemen:

We have been furnished with a copy of the Annual report on Form 10-K of India Globalization Capital, Inc (the “Company”) for the year ended March 31, 2020 and have read the Company’s statements contained in Note 2 to the consolidated financial statements included therein. As stated in Note 2, the Company changed its method of accounting for inventories from the first-in-first out method (“FIFO”) to the weighted average cost method.

The Company has deemed this newly adopted accounting principle to be preferable in the circumstances because the weighted average cost method of accounting for all inventories will improve financial reporting by better matching revenues and expenses and better reflecting the current value of inventory. As a result, effective April 1, 2019, the Company has adopted the weighted average cost method for all of its inventories

In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Yours Truly,

/s/ Manohar Chowdhry & Associates.